February 6, 2009

Ms. Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 First Street N.W.
Washington, DC 20549

Re:           Implant Sciences Corporation (the “company”)
File No. 001-14949

Dear Ms. Crane:

In connection with the Staff’s comment letter, dated January 21, 2009, regarding the above-referenced matter, we hereby respectfully submit the following responses electronically via EDGAR.

For convenience of your review, we have repeated the Staff’s questions and comments in bold type immediately prior to our response.

Form 10-K for the year ended June 30, 2008

Management’s Discussion and Analysis or Plan of Operation, Page 22

Results of Operations, page 25

1.
We see that your discussion regarding the change in security revenues in the current period as compared to the prior period includes a discussion of revenues related to security products and revenue from government funded projects.  Please revise future filings, if material, to separately state revenues from products from revenues from services or other revenues on the face of the income statement.  We refer you to Rule 5-03 of Regulation S-X.

We acknowledge the Staff’s comment and will revise future filings to separately state revenues from products from revenues from services or other revenues, if material, on the face of the income statement as prescribed by Rule 5-03 of Regulation S-X.

Liquidity and Capital Resources, page 27

2.
Your liquidity discussion does not appear to discuss the impact of your discontinued operations.  Please revise in future filings to describe how cash flows from discontinued operations are reflected in your cash flow statements.  In addition, you should describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company’s future liquidity and capital resources.

We acknowledge the Staff’s comment and will revise future filings to include a discussion of the impact of cash flows from discontinued operations on the company’s cash flow statements, including the impact of the absence of cash flows, or absence of negative cash flows, related to the discontinued operations on the company’s future liquidity and capital resources.

Item 9A. Controls and Procedures, page 29

3.
We see from your disclosures that your management has concluded that your disclosure controls and procedures as well as your internal controls over financial reporting are effective.  However, we note your disclosure on page 16 that you “currently do not comply with all of the requirements imposed by Section 404.”  Please specifically tell us what requirements you do not yet comply with and tell us how this impacted your conclusions regarding your disclosure controls and procedures and your internal control over financial reporting.

We acknowledge the Staff’s comment relative to the company’s disclosure controls and procedures as well as our internal controls over financial reporting.  Management has concluded, based on its evaluation, that as of the end of the period covered by the Annual Report the company’s disclosure controls and procedures were effective to ensure that material information relating to the company is made known to management, including the CEO and CFO.

In order to comply with the requirements imposed by Section 404, the company must complete the testing of the operational effectiveness of our internal controls over financial reporting, identify any control gaps, implement corrective measures, if required, and test the new controls to ensure that they are operating effectively.  We are in the process of taking these steps.  Management evaluated our internal controls over financial reporting using the framework established by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation we believe that our internal controls are effective and provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

Amendment Number 2 to Form 10-K filed October 30, 2008

4.
It does not appear that you included new certifications with Amendment Number 2 to Form 10-K that you filed on October 30, 2008.  Rules 12a-14(a) and 15d-14(a) of the Securities and Exchange Act of 1934 require that the certifications be included as exhibits to each report, including transition reports, filed on Forms 10-K, 10-KSB, 20-F, 40-F, 10-Q and 10-QSB.  Under Exchange Act Rule 12b-15, amendments to any report required to be accompanied by certifications as specified in Exchange Act Rules 13a-14(a) and 15d-14(a) must include new certifications.  Please amend your filing to include the appropriate certifications.

We acknowledge the Staff’s comment relative to the requirement under Exchange Act Rule 12b-15 that amendments to any report required to be accompanied by certifications, must include new certifications.  On February 6, 2009, the company filed Amendment Number 3 to Form 10-K, which included, as exhibits, new certifications required under Exchange Act Rule 12b-15.

Form 10-Q for the period ended September 30, 2008

Financial Statements, page

Note 1.  Description of Business, page 6

Acquisition of Ion Metrics, page 6

5.
We noted your disclosure herein that the purchase of Ion Metrics was approximately $3.3 million, which included assumed liabilities of $564,000.  You refer to Note 17 for further information;  however,  Note 17 appears to discuss a purchase price excluding assumed liabilities of $2.745 million and a purchase price allocation including liabilities of $2.745 million as well.  Please advise and revise future filings to clarify.

We acknowledge the Staff’s comment relative to the purchase of Ion Metrics.  The purchase price for Ion Metrics totaled $3.3 million, which includes assumed liabilities of $564,000.  We will revise future filings to clarify the purchase price of the acquisition.

The following table summarizes the purchase price:

Cash	$91,000
Direct costs	140,000
Payable to Ion Metrics Shareholders	2,514,000
Liabilities assumed	564,000
$3,309,000

The purchase price allocation to the fair value of the asset acquired at the date of acquisition:

Accounts receivable	$7,000
Other receivables	3,000
Prepaid expenses	11,000
Property, plant and equipment	83,000
Goodwill	3,136,000
Customer relationships	69,000
$3,309,000

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

6.
We note that you were not in compliance with your loan covenants as of September 30, 2008.  We also note that your lender has given you a waiver for the non-compliance.  Revise MD&A in future filings to define all of the financial and other covenants that you are required to maintain under your loans and debt agreements and the company’s ability to comply with future debt covenants.  Explain what would happen if are unable to obtain a waiver or amendment from your lender on reasonable terms in the future.  For explain, discuss what kind of interest rate increases could be imposed, penalties, etc.

We acknowledge the Staff’s comment relative the need to revise Management’s Discussion and Analysis in future filings to define all of the financial and other covenants that the company is required to maintain under our debt agreements and include discussion relative to the company’s ability to comply with the debt covenants in the future.  Further, we will revise Management’s Discussion and Analysis in future filings to discuss the impact on the company’s liquidity and financial condition if the company were unable to obtain a waiver or amendment from our lender on reasonable terms in the future, which discussion will include potential interest rate increases and other costs and penalties that the company might incur.

7.
In this regard, we note that pursuant to the amended loan agreement you issued warrants, which you valued using the Black Scholes model.  Tell us and revise future filings to disclose the assumption used to value these warrants.

We acknowledge the Staff’s comment and will revise future filings to disclose the assumptions used to value warrants issued by the company.  During the quarter ended September 30, 2008, the company issued warrants pursuant to an amendment to our loan agreement.  The assumptions used to value the warrants were:  Volatility, 85.3%; Expected Life, 7 years; Risk-Free Interest Rate, 3.46%; and Expected Dividend Yield, 0.00%.

Additionally, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the information included herein.  Please feel free to contact me at your earliest convenience, should you have any questions or comments.

Sincerely,
Implant Sciences Corporation

/s/  Roger P. Deschenes

Roger P. Deschenes
Vice President, Finance